E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

November 24, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 1 to Registration Statement on Form F-3

Filed November 2, 2021

File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 18, 2021, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-3 Filed November 2, 2021

Prospectus Cover Page, page i

1.	We note your response to comment 1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Nevada holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures on the prospectus cover page accordingly. Please be advised that E-Home Household Service Holdings Ltd. is a Cayman Islands exempted holding company and is authorized to issue ordinary shares under its amended and restated memorandum and articles of association.

2.	We note your response to comment 3. Revise the disclosure on the prospectus cover page to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures on the prospectus cover page accordingly.

U.S. Securities and Exchange Commission

November 24, 2021

3.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures on the prospectus cover page accordingly.

Prospectus Summary, page 1

4.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We have revised the prospectus summary and addressed the Staff’s comments accordingly.

5.	Please revise the fourth bullet on page 2 under "Risk Factors Summary" to acknowledge, if true, that it is your belief that you are not required to obtain approval or prior permission of this offering under the Chinese laws and regulations currently in effect and provide the basis for your belief.

Response: We have revised the prospectus summary and addressed the Staff’s comments accordingly.

Risk Factors

The approval of the CSRC or other Chinese regulatory agencies may be required, page 9

6.	We note your disclosure in response to comment 13. Please amend your disclosure to acknowledge, if true, the uncertainty inherent in relying upon an opinion of counsel in connection with whether approval of your offerings to foreign investors is required. Please file the opinion of Tian Yuan Law Firm as an exhibit to the registration statement, or tell us why you believe you are not required to do so. In addition, the header of this risk factor relates to future overseas capital-raising activities under Chinese law but does not appear to relate to risks and uncertainties regarding the current offering as well.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures in the risk factor and filed the opinion of Tian Yuan Law Firm as an exhibit to the Amendment No.2.

U.S. Securities and Exchange Commission

November 24, 2021

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.